UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   FORM 12b-25
                                                             SEC FILE NUMBER
                          NOTIFICATION OF LATE FILING        33-96638-A

                                   FORM 10-QSB
                                                             CUSIP NUMBER
                                                             903310 10 5
                     For Period Ended:  February 28, 2003

(Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.)

PART I - REGISTRANT INFORMATION

eCom eCom.com, Inc.
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Full Name of Registrant

U S AMATEUR SPORTS, INC.
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Former Name if Applicable

2700 PGA Boulevard, Suite 103
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Address of Principal Executive Office (Street and Number)

Palm Beach Gardens, Florida  33410
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c) The accountant's statement or other exhibit required by Rule
         12b-25 has been attached if applicable.










PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Because of personnel changes within the Company, the Company has been unable to complete its financial statements in time to file the 10-QSB on time.

PART IV - OTHER INFORMATION

(1) Name and telephone number of persons in contact in regard to this notification.

          David J. Panaia                 561/622-4395
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             (Name)               (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) been filed?
If answer is no, identify report (s).  [X] Yes   [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No
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                              eCom eCom.com, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 15, 2003                     By: /s/ David J. Panaia
                                          David J. Panaia, Chairman


[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001.]